                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.



                                                        EARNINGS RELEASE
                                                        ----------------

                 DELTA GALIL REPORTS SECOND QUARTER 2004 RESULTS
                 -----------------------------------------------


        TEL AVIV, ISRAEL - AUGUST 10, 2004 - DELTA GALIL INDUSTRIES LTD. (NASDAQ: DELT), the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported a 12% increase in second quarter sales to $158.5 million, compared to $141.0 million in the comparable quarter of 2003.

        In the first six months of 2004, sales increased 12% to $310.6 million, compared to $277.9 million in the first half of 2003.

        Net income and diluted earnings per share for the second quarter were $3.7 million or $0.20 per share, compared to $5.3 million or $0.29 per share in the same period last year, a decrease of 30% and 31%, respectively.

        Net income and diluted earnings per share for the first half were $7.8 million or $0.41 per share, compared to $12.7 million or $0.68 per share for the same period last year, a decrease of 38% and 40%, respectively. Net income and diluted earnings per share in the first half of 2003 included capital gains of $3.1 million or $0.17 per share.

        The increase in sales in the second quarter and in the first half of 2004 is attributed to growth in the European market, the North American upper market and the Israeli market, in addition to the consolidation of Auburn Hosiery Mills, the Sock Company, which was acquired in the fourth quarter of 2003. This increase was partly offset by a decrease in sales to the US mass market, excluding Auburn.

        SALES BY GEOGRAPHIC AREA

-------------------------- -----------------------------------------------------------------------------------------
                                       SECOND QUARTER                                     FIRST HALF
                           -------------------------------------------   -------------------------------------------
                                2004              2003                        2004              2003
                           -------------------------------------------   -------------------------------------------
                                    % OF              % OF       %                % OF              % OF       %
                             $ M    SALES      $ M    SALES    CHANGE      $ M    SALES      $ M    SALES    CHANGE
-------------------------- ------- -------   ------- -------  --------   ------- -------   ------- -------  --------
NORTH AMERICA
Mass market(1)                52.4     33%      52.2     37%       0%      105.1     34%     113.2     41%      (7%)
Upper market                  26.0     16%      17.7     13%     +47%       49.1     16%      38.5     14%     +28%
                             -----             -----            -----      -----             -----            -----
Total North America           78.4     49%      69.9     50%     +12%      154.2     50%     151.7     55%     +2%
EUROPE
Marks & Spencer               50.9     32%      47.4     34%      +7%       92.2     29%      80.9     29%     +14%
Others                        18.1     12%      13.9      9%     +30%       40.8     13%      27.2      9%     +50%
                             -----             -----            -----      -----             -----            -----
Total Europe                  69.0     44%      61.3     43%     +12%      133.0     42%     108.1     38%     +23%
ISRAELI MARKET                11.1      7%       9.8      7%     +12%       23.4      8%      18.1      7%     +29%
                             -----             -----            -----      -----             -----            -----
TOTAL                        158.5    100%     141.0    100%     +12%      310.6    100%     277.9    100%     +12%
                             =====             =====            =====      =====             =====            =====
-------------------------- -----------------------------------------------------------------------------------------

(1) Sales to the mass market in the second quarter and the first half of 2004 included $10.1 million and $19.9 million respectively, which are attributed to Auburn. Sales to the mass market in the second quarter and first half of the year, excluding Auburn, decreased by 19 percent and 25 percent, respectively

        Arnon Tiberg, Delta's CEO, stated, "The increase in sales to specialty and department stores in North America is in line with our expectations and we foresee further improvement throughout the year. The increase in sales to the European market is being driven by new customers, the consolidation of Auburn and the strengthening of the Euro and the Pound Sterling versus the US Dollar. In the first half of 2003 we reported a high sales level to the US mass market, which was moderated in the second half of that year. The decrease in sales to this market in the first half of 2004 was in line with our expectation. We expect an increase in sales to this market, excluding Auburn, in the second half of the year."

        SALES AND OPERATING PROFIT BY DIVISIONS

---------------------------------------------------------------------------------------------------------------------------
                                            SECOND QUARTER                                   FIRST HALF
                            ----------------------------------------------- -----------------------------------------------
                                   SALES(1)            OPERATING PROFIT             SALES(1)           OPERATING PROFIT
                            ----------------------- ----------------------- ----------------------- -----------------------
                               2004        2003        2004        2003        2004        2003        2004        2003
                            ----------------------- ----------------------- ----------------------- -----------------------
                                     $ M                     $ M                     $ M                     $ M
                            ----------------------- ----------------------- ----------------------- -----------------------
U.S. Mass market                 42.3        52.2         2.0         6.0        85.1       113.2         4.3        13.2
U.S. Upper market                21.7        15.9         1.2         0.4        40.4        35.3         1.9         0.6
European Division                51.2        47.7         1.8         3.1        96.2        81.9         4.4         3.0
Socks Division                   33.8        18.9         2.0         1.8        71.4        37.3         4.7         3.6
Others(2)                        24.4        17.8         0.2       (1.3)        46.7        33.8         0.2        (3.2)
Capital gains                                             0.1                                             0.1         4.1
Adjustments                     (14.9)      (11.5)       (0.5)       (0.7)      (29.2)      (23.6)       (2.3)       (1.3)
                               ------      ------      ------      ------      ------      ------      ------      ------
Total consolidated              158.5       141.0         6.8         9.3       310.6       277.9        13.3        20.0
                               ======      ======      ======      ======      ======      ======      ======      ======
---------------------------------------------------------------------------------------------------------------------------

        (1) Sales distribution by divisions is different from sales distribution by geographic area mainly due the fact that the sock activity is managed as a separate division and includes sales to various geographic markets
        (2) Including the local market division and the infrastructure division, which serves other divisions.
        (3) The adjustment item includes: in sales, sales between divisions and forward transactions results and in the operating profit , it includes mainly cancellation of unrealized profits and forward transactions results

        Operating profit in the second quarter decreased 28% to $6.8 million, compared to $9.3 million in the second quarter of 2003. Operating profit in the first half of 2004 decreased 33% to $13.3 million compared to $20.0 million in the first half of 2003. Excluding capital gain and restructuring expenses, operating profit in the first half decreased by 22% compared to the first half of 2003. This decrease is mainly attributed to the decrease in sales to the US mass market.

        Mr. Tiberg added, "In the first half of the year we saw an improvement in performance across all divisions, excluding the US mass market. We expect an improvement in this sector in the second half of 2004 as well as a continuation of the positive trend in other divisions."

        Operating cash flow in the first half of 2004 was negative $5.5 million compared to a positive operating cash flow of $19.7 million in the first half of 2003. This change is the result of an increase in working capital in the first half of 2004, due to an expected increase in sales in the second half, compared to a decrease in working capital for the same period last year, attributed to a decrease in accounts receivable.

        The board of directors of the Company announced the distribution of a dividend of approximately $1.9 million, or $0.10 per share, for the second quarter of 2004, payable to shareholders of record on August 17, 2004.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN, AND DONNA KARAN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING MARKS & SPENCER, TARGET, WAL-MART, VICTORIA'S SECRET, JC PENNEY, HEMA, J. CREW, CARREFOUR, GAP, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM

(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)

CONTACTS:
YOSSI HAJAJ         DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
RACHEL LEVINE       THE ANNE MCBRIDE COMPANY           TEL: +212-983-1702 X207


                             FINANCIAL TABLES FOLLOW


                                                            DELTA
                                                    ---------------------
                                                    GALIL INDUSTRIES LTD.


                                         CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                                    SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                                         JUNE 30                           JUNE 30
                                                                -------------------------         -------------------------
                                                                  2004             2003             2004             2003
                                                                --------         --------         --------         --------
                                                                        In US $ thousand (except per share data)
                                                                -----------------------------------------------------------
REVENUES                                                         310,595          277,941          158,487          141,038
COST OF REVENUES                                                 249,693          221,520          128,065          112,017

GROSS PROFIT                                                      60,902           56,421           30,422           29,021
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                    39,160           30,660           19,290           15,441
GENERAL AND ADMINISTRATIVE EXPENSES                                8,605            8,848            4,494            4,278
CAPITAL GAIN FROM THE SALES OF ASSETS                                168            4,085              115               28
REORGANIZATION EXPENSES                                                             1,007
                                                                --------         --------         --------         --------
OPERATING INCOME                                                  13,305           19,991            6,753            9,330
FINANCIAL EXPENSES - NET                                           3,155            3,410            1,494            2,046
OTHER INCOME - NET                                                   958              252
                                                                --------         --------         --------         --------
INCOME BEFORE TAXES ON INCOME                                     11,108           16,833            5,259            7,284
TAXES ON INCOME                                                    2,442            3,608            1,050            1,696
                                                                --------         --------         --------         --------
INCOME AFTER TAXES ON INCOME                                       8,666           13,225            4,209            5,588
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                            (102)            (247)             (52)            (127)
MINORITY INTEREST IN PROFITS OF SUBSIDIARIES - NET                  (728)            (302)            (425)            (124)
                                                                --------         --------         --------         --------
NET INCOME FOR THE PERIOD                                          7,836           12,676            3,732            5,337
                                                                ========         ========         ========         ========
EARNINGS PER SHARE - BASIC                                          0.42             0.69             0.20             0.29
                                                                ========         ========         ========         ========
EARNINGS PER SHARE - DILUTED                                        0.41             0.68             0.20             0.29
                                                                ========         ========         ========         ========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                             18,451           18,263           18,461           18,268
                                                                ========         ========         ========         ========
DILUTED                                                           19,055           18,621           19,063           18,698
                                                                ========         ========         ========         ========

                                                DELTA
                                        ---------------------
                                        GALIL INDUSTRIES LTD.


                                CONDENSED CONSOLIDATED BALANCE SHEETS
                                -------------------------------------


                                                                   JUNE 30              DECEMBER 31
                                                           -----------------------      -----------
                                                             2004           2003           2003
                                                           --------       --------      -----------
                                                                      In US $ thousands
                                                           ----------------------------------------
         ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                     6,514          3,481         17,699
ACCOUNTS RECEIVABLE:
TRADE                                                        91,601         76,178         85,723
OTHER                                                        15,178         26,404         10,662
INVENTORIES                                                 165,417        142,345        142,984
DEFERRED INCOME TAXES                                         5,164                         5,464
INVESTEE COMPANY                                                             1,682          1,682
                                                           --------       --------      -----------
           TOTAL CURRENT ASSETS                             283,874        250,090        264,214
                                                           --------       --------      -----------

INVESTMENTS AND LONG-TERM RECEIVABLES                         7,302          7,154          7,241
                                                           --------       --------      -----------
PROPERTY, PLANT AND EQUIPMENT                               124,316        119,783        124,877
                                                           --------       --------      -----------
OTHER ASSETS AND DEFERRED CHARGES                            54,519         46,474         54,552
                                                           --------       --------      -----------
TOTAL ASSETS                                                470,011        423,501        450,884
                                                           ========       ========      ===========

        LIABILITIES AND SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                      107,078         93,202        104,996
ACCOUNTS PAYABLE AND ACCRUALS:
TRADE                                                        64,894         52,937         54,464
OTHER                                                        38,632         27,201         48,142
                                                           --------       --------      -----------
         TOTAL CURRENT LIABILITIES                          210,604        173,340        207,602
                                                           --------       --------      -----------

        LONG-TERM LIABILITIES:
DEFERRED INCOME TAXES                                         6,438         14,735          6,300
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT                 6,863          6,527          6,732
BANK LOANS AND OTHER LIABILITIES                             24,366         19,707         14,709
                                                           --------       --------      -----------
          TOTAL LONG-TERM LIABILITIES                        37,667         40,969         27,741
                                                           --------       --------      -----------

          TOTAL LIABILITIES                                 248,271        214,309        235,343

MINORITY INTEREST                                             3,572          3,071          3,207
SHAREHOLDERS' EQUITY                                        218,168        206,121        212,334
                                                           --------       --------      -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        470,011        423,501        450,884
                                                           ========       ========      ===========


                                                                DELTA
                                                        ---------------------
                                                        GALIL INDUSTRIES LTD.


                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                           ----------------------------------------------


                                                                            SIX MONTHS ENDED                THREE MONTHS ENDED
                                                                                 JUNE 30                         JUNE 30
                                                                        --------------------------      --------------------------
                                                                           2004            2003            2004            2003
                                                                        ----------      ----------      ----------      ----------
                                                                                            In US $ thousands
                                                                        ----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME FOR THE PERIOD                                                   7,836          12,676           3,732           5,337
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES   (13,361)          7,026          (8,201)         (3,375)
                                                                        ----------      ----------      ----------      ----------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                        (5,525)         19,702          (4,469)          1,962
                                                                        ----------      ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                         (7,545)         (7,979)         (3,686)         (3,684)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARIES                     (8,703)         (2,003)         (8,703)         (2,003)
PROCEEDS FROM REALIZTION OF FIXED ASSETS                                      740             827             632              40
PROCEEDS FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANIES             2,640           2,817
OTHER                                                                        (375)           (376)           (102)           (200)
                                                                        ----------      ----------      ----------      ----------
NET CASH USED IN INVESTING ACTIVITIES                                     (13,243)         (6,714)        (11,859)         (5,847)
                                                                        ----------      ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                  11,822          (5,120)         14,406          (2,572)
DIVIDEND TO SHAREHOLDERS                                                   (4,242)         (4,909)         (4,242)         (4,909)
SHORT-TERM BANK CREDIT - NET                                                   82         (13,591)          2,168           3,777
OTHER                                                                         (79)           (378)            118            (375)
                                                                        ----------      ----------      ----------      ----------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         7,583         (23,998)         12,450          (4,079)
                                                                        ----------      ----------      ----------      ----------

DECREASE IN CASH AND CASH EQUIVALENTS                                     (11,185)        (11,010)         (3,878)         (7,964)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                17,699          14,491          10,392          11,445
                                                                        ----------      ----------      ----------      ----------

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                       6,514           3,481           6,514           3,481
                                                                        ----------      ----------      ----------      ----------


                                                                DELTA
                                                        ---------------------
                                                        GALIL INDUSTRIES LTD.


                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                           ----------------------------------------------


                                                                              SIX MONTHS ENDED              THREE MONTHS ENDED
                                                                                   JUNE 30                        JUNE 30
                                                                          -------------------------      --------------------------
                                                                             2004           2003            2004            2003
                                                                          ----------     ----------      ----------      ----------
                                                                                              In US $ thousands
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                 7,815           7,449           3,828           3,835
DEFERRED INCOME TAXES - NET                                                    (407)         (1,861)             39          (1,052)
CAPITAL GAIN FROM REALIZATION OF INVESTMENTS IN ASSOCIATED COMPANIES           (958)           (886)
CAPITAL GAINS ON SALE OF ASSETS                                                (168)         (4,085)           (115)            (28)
RE STRUCTURING EXPENSES                                                         380            (589)
OTHER                                                                           897           2,268             611             670
                                                                          ----------     ----------      ----------      ----------
                                                                              7,179           3,265           4,363           2,836
                                                                          ----------     ----------      ----------      ----------
CHANGES IN OPERATING ASSETS AND LIABILITIES:

DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                   (9,646)         18,608          (5,670)         (4,927)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                         11,539          (5,865)          2,850           2,880
INCREASE IN INVENTORIES                                                     (22,433)         (8,982)         (9,744)         (4,164)
                                                                          ----------     ----------      ----------      ----------
                                                                            (20,540)          3,761         (12,564)         (6,211)
                                                                          ----------     ----------      ----------      ----------
                                                                            (13,361)          7,026          (8,201)         (3,375)
                                                                          ==========     ==========      ==========      ==========